Filed by Kinder Morgan Energy Partners, L.P.
pursuant to Rule 425 under the Securities Act of
1933 and deemed filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934.

Subject Company:  Copano Energy, L.L.C.

Commission File No.: 001-32329

The following communication was made to employees of Copano Energy, L.L.C. and Kinder Morgan Energy Partners, L.P.

Message from Rich Kinder

Time keeps moving on and we’ve already completed the first month of 2013—and a busy month it was.

In mid January the Kinder Morgan companies announced fourth quarter and year-end earnings, with KMI, KMP and EPB essentially meeting or exceeding their financial targets for 2012.

• For the full year, KMI reported cash available to pay dividends of more than $1.4 billion, up 62 percent from 2011.

• All five of KMP’s business segments recorded higher results in 2012 than in 2011, generating almost $4.4 billion in segment earnings before DD&A and certain items, a 20 percent increase over the previous year.

• EPB produced earnings before DD&A and certain items of $1.2 billion for 2012, up 8 percent from 2011.

• All three companies, along with KMR, announced increases in their quarterly dividends per share or distributions per unit.

We also had a good year operationally.  As a result of our financial, operations and compliance performance, eligible employees will receive bonuses on Feb. 1.  The 2013 bonus funding targets are now posted on KMONLINE.

The annual investor conference was held on Jan. 30 in Houston and attended by more than 125 analysts.  Senior management presented the 2013 budget and detailed the exceptional growth opportunities that exist across the Kinder Morgan companies.  Our main goal is to generate incremental cash and to distribute that cash to our shareholders and unitholders.

• We have identified over $12 billion in expansion and joint venture investments that we have, or are confident that we will soon have, under contract and we are pursuing customer commitments for many more projects.  Just this week EPB and Shell announced an agreement to construct a natural gas liquefaction plant at our Southern LNG Company’s existing Elba Island Terminal near Savannah, Ga.  The project is expected to cost between $1 billion to $1.5 billion and could be in service in 2016.  EPB will own 51 percent of this venture.

• Additionally, KMP has just announced an agreement to acquire Copano Energy for approximately $5 billion, including debt, in a unit for unit transaction, which will significantly expand our midstream natural gas services footprint in Texas, Oklahoma and Wyoming.  Copano provides comprehensive services to natural gas producers, including natural gas gathering, processing, treating and natural gas liquids fractionation.  Copano’s assets are very complementary to ours, as KMP is principally a pipeline transportation and storage company, while Copano is primarily a gathering and processing player.  Broadening our midstream assets will allow us to offer a wider array of services to our customers.

At Kinder Morgan, we have the greatest set of midstream assets ever assembled in North America, and we are a dynamic, growing company with unparalleled opportunities.  This is an exciting and profitable time to be working in the energy industry, but we must always keep our eye on the ball.  Paying attention to details, satisfying our customers’ needs and operating our assets safely and efficiently are key components as we continue to work together to build an even greater company.  Thanks for your hard work!

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan Energy Partners, L.P. (the “Partnership”) plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction.  The Partnership and Copano Energy, L.L.C. (“Copano”) plan to file with the SEC and Copano plans to mail to its unitholders a Proxy Statement/Prospectus in connection with the transaction.  The Registration Statement and the Proxy Statement/Prospectus will contain important information about the Partnership, Copano, the transaction and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by the Partnership and Copano through the web site maintained by the SEC at www.sec.gov or by phone, email or written request by contacting the investor relations department of the Partnership or Copano at the following:

	Partnership	Copano
Address:	1001 Louisiana Street, Suite 1000	1200 Smith Street, Suite 2300
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 621-9547
E-mail:	kmp_ir@kindermorgan.com	ir@copano.com

PARTICIPANTS IN THE SOLICITATION

The Partnership and Copano, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.  Information regarding the directors and executive officers of the Partnership’s general partner and Kinder Morgan Management, LLC, the delegate of the Partnership’s general partner, is contained in the Partnership’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC.  Information regarding Copano’s directors and executive officers is contained in Copano’s Form 10-K for the year ended December 31, 2011 and its proxy statement filed on April 5, 2012, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between the Partnership and Copano, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about the Partnership or Copano management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction; the ability of the Partnership to successfully integrate Copano’s operations and employees and realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; price volatility and market demand for natural gas and natural gas liquids; higher construction costs or project delays due to inflation, limited availability of required resources or the effects of environmental, legal or other uncertainties; the ability of the combined company to continue to obtain new sources of natural gas supply; the impact on volumes and resulting cash flow of technological, economic and other uncertainties inherent in estimating future production, producers’ ability to drill and successfully complete and attract new natural gas supplies and the availability of downstream transportation systems and other facilities for natural gas and NGLs; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in the Partnership’s and Copano’s Annual Reports on Form 10-K for the year ended December 31, 2011 and their most recent quarterly report filed with the SEC.  The Partnership and Copano disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.